UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ________)*
WestMountain Gold, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
96110W203
(CUSIP Number)
Richard A. Bloom, 15652 Woodvale Road, Encino, California  91436
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96110W203	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard A. Bloom
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,150,000 (see Item 5 below)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 16,150,000 (see Item 5 below)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,150,000 (see Item 5 below)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 96110W203	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bloom Family Investments Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,075,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 8,075,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,075,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 96110W203	13D	Page 4 of 6 Pages

Item 1.  Security and Issuer.
Title and Class of Equity Securities:	Common Stock, par value $.001 per share of WestMountain Gold, Inc., a Colorado corporation (the "Company")
Address of Issuer:	120 East Lake Street, Suite 401 Sandpoint, ID 83864

Item 2.  Identity and Background.

The persons filing this statement (collectively, the "Reporting Persons") are:
(a)	Richard A. Bloom ("Bloom") 15652 Woodvale Road Encino, CA 91436
(b)	Bloom Family Investments Limited Partnership, a Nevada limited partnership ("BFILP") 3773 Howard Hughes Pkwy #500s Las Vegas, NV 89169

Bloom is a U.S citizen who became a director of the Company on June 24, 2016.  Additionally, Bloom serves as the manager of BFILP's general partner, Bloom Family Management, LLC.  While Bloom may be deemed to have voting and investment power with respect to the securities held by BFILP, Bloom does not have a direct pecuniary interest in BFILP or Bloom Family Management LLC.

BFILP is a Nevada limited partnership.  The principal business of BFILP is to purchase, hold and sell securities and other assets for investment purposes.  The limited partner of BFILP is the Bloom Family 2004 Irrevocable Trust.

During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Statement is being jointly filed pursuant to Rule 13d-1(k) promulgated pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, by the parties listed above.

Item 3.  Source or Amount of Funds or Other Consideration.

On June 17, 2016, the Report Persons each purchased 1,900,000 shares of the Company's Common Stock for $57,000 (USD).  Each share purchased by the Reporting Persons also included 3.25 warrants, each for the purchase of an addition share of the Company's Common Stock at a purchase price of seven cents ($0.07) per share, exercisable on or before a date that is even (7) years from the date of issuance.

CUSIP No. 96110W203	13D	Page 5 of 6 Pages

Item 4.  Purpose of Transaction.

The Reporting Persons hold the shares of Company Common Stock for investment.  The Reporting Persons may, from time to time, acquire more shares of Company Common Stock pursuant to the exercise of the warrants each holds as described in Item 3 above.  In addition, the Reporting Persons may sell shares of Company Common Stock from time to time as they deem advisable and depending on market conditions.  On June 24, 2016, Bloom was appointed to serve as a Director of the Company until the next election of directors, filling an existing vacancy in the Company's Board of Directors.  Except as set above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Based upon information disclosed by the Company and after giving effect to the convertible securities owned and, as may be applicable, beneficially owned by the Reporting Persons, the Reporting Persons interest in the Common Stock of the Company is as follows:

(a)
Bloom directly owns 1,900,000 common shares and the right to acquire an addition 6,175,000 common shares, which represents approximately 9.8% of the Company's outstanding Common Stock on a fully diluted basis.

(b)
BFILP directly owns 1,900,000 common shares and the right to acquire an addition 6,175,000 common shares, which represents approximately 9.8% of the Company's outstanding Common Stock on a fully diluted basis.

(c)
Bloom and BFILP collectively own 3,800,000 common shares and the right to acquire an additional 12,350,000 common shares, which represents approximately 18.3% of the Company's outstanding Common Stock on a fully diluted basis.  While Bloom may be deemed to beneficially own the shares owned by BFILP, Bloom disclaims beneficial ownership in BFILP's shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None.

Item 7.  Material to Be Filed as Exhibits.

CUSIP No. 96110W203	13D	Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard A. Bloom Richard A. Bloom
/s/ Richard A. Bloom Richard A. Bloom

BLOOM FAMILY INVESTMENTS LIMITED PARTNERSHIP By: Bloom Family Management LLC Its: General Partner _/s/Richard A. Bloom______ Richard A. Bloom, Manager